Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

June 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Societal CDMO, Inc. Schedule TO filed on June 1, 2022 File No. 005-88042

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Societal CDMO, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated June 8, 2022 (the “Comment Letter”), in connection with the Company’s Tender Offer Statement on Schedule TO (the “Schedule TO”), as filed with the SEC on June 1, 2022. In response to the comments set forth in the Comment Letter, the Company has revised the Schedule TO and is filing an amended Schedule TO (the “Amended Schedule TO”) with this response letter.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended Schedule TO. Page references in the text of this response letter correspond to the page numbers of the Amended Schedule TO.

Schedule TO filed on June 1, 2022

Section 8. Information Concerning Societal CDMO; Financial Information, page 9

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Based on the disclosure in Item 10 of the Schedule TO, it appears that Societal CDMO is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where a filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders, in this case the Offer to Exchange. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. The Company has included the requested summarized financial information required by Item 1010(c) of Regulation M-A (the “Summary Financial Information”) in Amendment No. 1 to the Offer to Exchange, filed as an exhibit to the Amended Schedule TO. The Summary Financial Information is incorporated by reference into Item 10 of the Amended Schedule TO.

Securities and Exchange Commission June 13, 2022 Page 2

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (215) 981-4331 or Rachael.Bushey@Troutman.com.

Respectfully submitted,

/s/ Rachael M. Bushey
Rachael M. Bushey
TROUTMAN PEPPER HAMILTON SANDERS LLP

cc:	Via Email Ryan D. Lake, Societal CDMO, Inc. Jennifer Porter, Troutman Pepper Hamilton Sanders LLP

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